Exhibit 99.2

GERDAU S.A. ANNOUNCES RESULTS OF EARLY TENDER PERIOD OF THE CASH TENDER OFFER FOR CERTAIN OF THE OUTSTANDING 5.750% BONDS DUE 2021, 4.750% BONDS DUE 2023, 5.893% BONDS DUE 2024 AND 4.875% BONDS DUE 2027 AND UPSIZING OF THE CASH TENDER OFFER

São Paulo, Brazil, December 1, 2020 – Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) (“Gerdau” or the “Company”) hereby announces the results of the early tender period under the previously announced offer by the Company to purchase for cash (the “Tender Offer”) up to a maximum tender consideration of U.S. $230,000,000 (including the Early Tender Payment, if applicable) of certain of the outstanding 5.750% Bonds due 2021 (the “2021 Bonds”) issued by Gerdau Trade Inc. (“GTI”), 4.750% Bonds due 2023 (the “2023 Bonds”) issued by GTI, 5.893% Bonds due 2024 (the “2024 Bonds”) issued jointly by Gerdau Holdings, Inc. (“GHI”) and GTL Trade Finance Inc., (“GTL”) and the 4.875% Bonds due 2027 (the “2027 Bonds”, and together with the 2021 Bonds, the 2023 Bonds and the 2024 Bonds, the “Bonds” and each, a “series” of Bonds) issued by GTI (GTI, GHI and GTL, collectively, the “Offerors”). The Tender Offer is being made pursuant to the offer to purchase dated November 16, 2020 (the “Offer to Purchase”). Capitalized terms used but not defined in this press release shall have the meanings assigned to them in the Offer to Purchase.

The Tender Offer was oversubscribed as of 5:00 P.M., New York City time, on the Early Tender Date. The Offerors have agreed, however, to increase the tender offer to accept for purchase an aggregate of U.S. $300,007,000 principal amount of the Bonds, so that the “Aggregate Maximum Tender Consideration” (as defined in the Offer to Purchase) has been increased to U.S.$ 335,887,519.22. Accordingly, the Company will not accept for purchase any additional Bonds tendered after the Early Tender Date. As the Tender Offer was oversubscribed, Bonds tendered at or prior to the Early Tender Date were accepted in accordance with the Acceptance Priority Level (as defined in the Offer to Purchase) and proration, in the amounts set forth in the table below. No 2023 Bonds or 2027 Bonds were accepted for purchase.

The principal amount of each series of Bonds that were validly tendered and not validly withdrawn in the Tender Offer as of the Early Tender Date and the principal amount of each series of Bonds that have been accepted for purchase by the Company are set forth in the table below.

Description of Bonds	CUSIP / ISIN Nos.	Outstanding Principal Amount	Acceptance Priority Level	Principal Amount Tendered	Principal Amount Accepted
5.750% Bonds due 2021	G3925DAA8 / USG3925DAA84 37373WAA8 / US37373WAA80	U.S.$394,643,000	1	U.S. $29,056,000	U.S. $29,056,000
5.893% Bonds due 2024	G24422AA8 / USG24422AA83 36249SAA1 / US36249SAA15	U.S.$626,403,000	2	U.S. $349,433,000	U.S. $270,951,000
4.750% Bonds due 2023	G3925DAB6 / USG3925DAB67 37373WAB6 / US37373WAB63	U.S.$517,968,000	3	U.S. $74,993,000	U.S. $0
4.875% Bonds due 2027	G3925DAD2 / USG3925DAD24 37373WAD2 / US37373WAD20	U.S.$650,000,000	4	U.S. $96,059,000	U.S. $0

The Tender Offer is subject to, and conditioned upon, the satisfaction or waiver of certain conditions as set forth in the Offer to Purchase.

Gerdau will deliver cash with respect to such validly tendered and accepted Bonds on December 2, 2020.

On the Early Settlement Date, eligible holders of Bonds that were validly tendered prior to the Early Tender Date, and whose Bonds were accepted for purchase, will be entitled to receive total consideration of (i) U.S. $1,008.62 for each U.S. $1,000 principal amount of the 2021 Bonds and (ii) U.S. $1,131.50 for each U.S. $1,000 principal amount of the 2024 Bonds, which includes, in each case, the Early Tender Payment of U.S. $50.00 per U.S. $1,000 principal amount of the Bonds. In addition, such eligible holders will be entitled to receive a cash payment equal to the accrued and unpaid interest on such Bonds up to, but not including, the Early Settlement Date.

The Tender Offer will expire at 11:59 p.m. New York City time, on December 14, 2020, unless extended or earlier terminated. The withdrawal deadline for the Tender Offer was 5:00 p.m., New York City time, on November 30, 2020 and so has passed. Accordingly, Bonds tendered (in the past or future) in the Tender Offer may no longer be withdrawn, except if required by applicable law.

The Information and Tender Agent for the Tender Offer is D.F. King & Co. To contact the Information and Tender Agent, banks and brokers may call (866) 207-3636 or email gerdau@dfking.com.

The Dealer Managers for the Tender Offer are BofA Securities, Inc. and Goldman Sachs & Co. LLC (the “Dealer Managers”). Any questions or requests for assistance may be directed to BofA Securities, Inc. at Collect: +1 (646) 855-8988 or U.S. Toll-Free: +1 (888) 292-0070, or Goldman Sachs & Co. LLC at U.S.: +1 (212) 357-1452 or by email at GS-LM-NYC@gs.com. In addition, Holders may contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

Documents in connection with the Tender Offer are available at the offices of the Information Agent, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Attn: Andrew Beck.

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Bonds or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offer is made only by and pursuant to the terms of the Offer to Purchase and the information in this notice is qualified by reference to the Offer to Purchase. None of the Dealer Managers or the Information and Tender Agent make any recommendations as to whether Holders should tender their Bonds pursuant to the Tender Offer.

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This notice to the market does not represent an offer to sell securities or a solicitation to buy securities in the United States or in any other country.

This notice to the market is released for disclosure purposes only, in accordance with applicable legislation. It does not constitute marketing material and should not be interpreted as advertising an offer to sell or soliciting any offer to buy securities issued by any of the Offerors. This notice to the market is not for distribution in or into or to any person located or resident in the United States, its territories and possessions, any state of the United States or the District of Columbia or in any jurisdiction where it is unlawful to release, publish or distribute this announcement, other than any exemption thereunder.

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Forward-Looking Statements

This notice includes and references “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may relate to, among other things, the Offerors’ business strategy, goals and expectations concerning its market position, future operations, margins and profitability.

Although the Offerors believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.

The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors.

The Offerors undertake no obligation to update any of their forward-looking statements.

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